UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  21)*

ELECTROPURE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

286133

(CUSIP Number)

Catherine Patterson

Electropure, Inc.

23456 South Pointe Drive

Laguna Hills, CA  92653

(949) 770-9347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286133

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony M. Frank

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,305,283

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 7,305,283

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,305,283 including 250,000 shares of Series C Convertible Preferred Stock and 250,000 shares of Series D Convertible Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.9% of the Common Stock 100% of the Series C Convertible Preferred Stock 100% of the Series D Convertible Preferred Stock 53.5% of voting power

14.	Type of Reporting Person (See Instructions) IN – 6,289,829 EP - 80,000

This Amendment No. 21 amends, in relevant part as follows, the Schedule 13D, filed September 10, 2003, of Anthony M. Frank (the “Reporting Person”) with respect to the common stock, $0.01 par value per share (“Common stock”) of Electropure, Inc., a California corporation.

Item 1.	Security and Issuer

Common Stock, $0.01 par value, of Electropure, Inc., a California corporation (“Electropure”).  Electropure’s principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California  92653.

Item 2.	Identity and Background
(a) Anthony M. Frank
(b) 320 Meadowood Court, Pleasant Hill, CA 94523
(c) Retired - former Postmaster General
(d) Not applicable
(e) Not applicable
(f) U.S.A.
Item 3.	Source and Amount of Funds or Other Consideration
The funds utilized to acquire the 166,667 shares of Electropure, Inc. common stock as described below, were from Mr. Frank’s personal funds.
Item 4.	Purpose of Transaction

On October 13, 2003, Mr. Frank received 66,667 shares of Electropure, Inc. common stock upon the conversion of $20,000 in interest accrued on a personal loan to the Company.  An additional 100,000 shares of common stock of Electropure were issued on January 22, 2004 on the conversion of an additional $20,000 accrued on said loan.

The shares of common stock have no preemptive, subscription, conversion or redemption rights.  Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution to shareholders, subject to the liquidation rights held by the Class B common stock, Series C and Series D Preferred Stock and the Convertible Preferred Stock, and the prior rights, if any, that may be established in the future for Preferred Stock, if any.  Holders of common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor along with the holders of the Class B common stock, subject to any prior rights when may be granted in the future to holders of Preferred Stock.

Mr. Frank may in the future acquire, hold and dispose of shares of common stock or warrants or options for such common stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:
(a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

(d)      Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of Electropure;
(f) Any other material change in Electropure’s business or corporate structure;
(g) Changes in Electropure’s charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

(h)      Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a) Mr. Frank owns the following shares of Electropure:
7,305,283 shares of common stock with one vote per share(1).

(1)           Includes warrants for 250,000 shares exercisable at $1.25 per share; 50,000 shares exercisable at $0.51; 50,000 shares exercisable at $0.50 per share; 250,000 shares exercisable at $0.47; 100,000 shares exercisable at $0.42; and 200,000 shares exercisable at $1.00 per share.

250,000 shares of Series C convertible preferred stock with no voting rights.
250,000 shares of Series D convertible preferred stock with no voting rights.

Mr. Frank owns beneficially 53.5% of the Common stock (55.9% if all of the warrants described below are exercised); 100% of the Series C Convertible preferred stock; and 100% of the Series D convertible preferred stock of Electropure.  Mr. Frank owns 45.0% of the voting power of all classes of stock of Electropure.

(b) Mr. Frank has the sole voting and dispositive power over the shares he owns.
(c) Since September 10, 2003, Mr. Frank has entered into the following transactions with regard to Electropure’s common stock and/or preferred stock:

On October 13, 2003, Mr. Frank converted $20,000 in interest accrued on a $1,000,000 loan to Electropure into 66,667 shares of Electropure, Inc. common stock.  The fair market value of the common stock on the date of conversion was $0.30 per share.

On January 22, 2004, Mr. Frank converted an additional $20,000 in accrued interest to 100,000 shares of Electropure, Inc. common stock at the conversion rate of $0.20 per share.
The following Warrants of Electropure, Inc. are currently exercisable by Mr. Frank:

DATE GRANTED	PURCHASE PRICE	NO. OF SHARES

08/02/00	$1.25	250,000
01/11/01	$0.47	250,000
11/01/01	$0.51	50,000
01/02/02	$0.42	50,000
01/15/02	$0.42	50,000
03/15/02	$0.50	50,000
09/09/03	$1.00	200,000

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Frank has the right, until November 1, 2004 to purchase 50,000 shares of Electropure’s common stock at $0.51 per share.   Mr. Frank also has the right, pursuant to his August 2000 subscription of securities, to purchase 250,000 shares of Electropure common stock at $1.25 per share.  The warrants are exercisable commencing on July 31, 2001 and expire on June 20, 2005.  Mr. Frank also received the right to purchase 250,000 shares of Micro Imaging Technology, the private-held, wholly-owned subsidiary of Electropure, Inc.

Mr. Frank has the right to purchase 250,000 shares of common Stock at $0.47 per share through January 11, 2006.  Such warrants were granted in recognition for Mr. Frank’s assistance to Electropure over the years.

Pursuant to a private placement offering on January 2, 2002 and January 15, 2002, Mr. Frank has the right to purchase a total of 100,000 shares of Electropure common stock at $0.42 per share; 50,000 of which expire on January 2, 2005 and 50,000 expire on January 15, 2002

On March 15, 2002, Mr. Frank acquired warrants, through a private placement offering, to purchase 50,000 shares of common stock at $0.50 per share. Such warrants expire on March 15, 2005.

Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a “Trigger Value”).  Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.

On January 17, 2001, Mr. Frank loaned Electropure $1,000,000 for three years at 8% annual interest as the down payment to purchase the building occupied by Electropure.  Interest on the loan is payable each calendar quarter beginning on June 30, 2001, with the principal balance due on January 18, 2004.  In September 2002, Mr. Frank assigned $400,000 of the principal balance of this loan from his Keogh account to his Pension Plan.  The interest rate, maturity date and payment terms remain the same.  On May 13, 2003, the Board of Directors of Electropure granted Mr. Frank a security interest in the building and issued a Second Deed of Trust and Security Agreement to the extent of the unpaid principal and interest due on the above loan.  On January 22, 2004, Mr. Frank rescinded the security interest he holds in the building so that the Company may proceed with refinancing arrangements.

On May 3, 2002, Mr. Frank loaned Electropure $150,000 at 8% annual interest.  The Agreement, as amended, provides for repayment of principal and interest on or before July 3, 2003.  On October 3, 2003, the parties agreed to extend the maturity date on this loan to July 3, 2004.  Mr. Frank has the option to convert such loan to common stock at fair market value prior to repayment.

Between December 2, 2002 and February 23, 2003, Mr. Frank loaned Electropure a total of $450,000 at 8% annual interest.  And between November 4 and December 19, 2003, Mr. Frank loaned Electropure an additional $300,000 at 8% annual interest.  Payment is due one year from the date of the loans unless Mr. Frank elects to convert the principal and/or interest into common stock of Electropure at fair market value on the conversion date.

Item 7.	Exhibits
10.10.A Subscription Agreement, December 6, 1989 (1)
10.10.B Subscription Agreement, October 10, 1990 (1)
10.10.C Subscription Agreement, March 1, 1991 (1)
10.10.D Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) (1)
10.10.E Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) (1)

10.10.F Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) (1)
10.10.G Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) (1)
10.10.H Warrants for 3,125 shares (Warrant No. 332 - 08/06/92) (1)
10.10.I Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) (1)
10.10.J Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) (1)
10.10.K Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) (1)
10.10.L Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) (2)
10.10.M Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) (2)
10.10.N Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) (2)
10.10.O Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) (2)
10.10.P Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) (2)
10.10.Q Stock Right Agreement No. E-1034 (2)
10.10.R 10% Two-Year Convertible Term Note - 12/31/96 (2)
10.10.S 10% Two-Year Convertible Term Note - 02/25/97 (2)
10.10.T 10% Two-Year Convertible Term Note - 04/10/97 (2)
10.10.U 10% Two-Year Convertible Term Note - 01/26/98 (4)
10.10.V 10% Two-Year Convertible Term Note - 02/04/98 (face sheet only) (4)
10.10.W Stock Purchase Agreement - 01/15/99 (5)
10.10.X 10% Two-Year Convertible Term Note - 12/13/99 (6)
10.10.Y 10% Two-Year Convertible Term Note - 01/25/00 (6)
10.10.Z 10% Two-Year Convertible Term Note - 02/10/00 (6)
10.10.AA Warrants for 250,000 shares (Warrant No. A-3128- 01/11/01) (7)
10.10.AB 8% Three-Year Convertible Term Note - 01/17/01 (7)
10.10.AC Stock Conversion Agreement - 01/17/01 (7)
10.10.AD Stock Purchase Agreement - 01/17/01 (7)
10.10.AE Stock Purchase Agreement - 08/28/01 (8)
10.10.AF Debt Conversion Agreement - 10/23/01 (9)
10.10.AG Stock Purchase Agreement - 11/01/01 (9)
10.10.AH Debt Conversion Agreement - 01/02/02 (9)
10.10.AI Stock Purchase Agreement - 01/02/02 (9)
10.10.AJ Stock Purchase Agreement - 01/15/02 (9)
10.10.AK Stock Purchase Agreement - 03/15/02 (10)
10.10.AL Debt Conversion Agreement - 04/03/02 (10)

10.10.AM Debt Conversion Agreement - 07/05/02 (11)
10.10.AN 8% Sixty-Day Term Note, and Amendment - 05/03/02 (11)
10.10.AO Debt Conversion Agreement (Keogh) - 10/21/02 (12)
10.10.AP Debt Conversion Agreement (Pension) - 10/21/02 (12)
10.10.AQ Stock Purchase Agreement - 11/08/02 (13)
10.10.AR Debt Conversion Agreement (Keogh) - 04/15/03 (14)
10.10.AS Debt Conversion Agreement (Pension) - 04/15/03 - Face Sheet Only (14)
10.10.AT Second Deed of Trust and Security Agreement (Keogh) - 05/12/03 (14)
10.10.AU Second Deed of Trust and Security Agreement (Pension) - 05/12/03 - Face Sheet Only (14)
10.10.AV 8% Convertible Term Note - 12/02/02 (14)
10.10.AW 8% Convertible Term Note - 12/18/02 - Face Sheet Only (14)
10.10.AX 8% Convertible Term Note - 01/09/03 - Face Sheet Only (14)
10.10.AY 8% Convertible Term Note - 01/23/03 - Face Sheet Only (14)
10.10.AZ 8% Convertible Term Note - 02/23/03 - Face Sheet Only (14)
10.10.BA Debt Conversion Agreement (Keogh) - 07/22/03 (15)
10.10.BB Debt Conversion Agreement (Pension) - 07/22/03 - Face Sheet Only (15)
10.10.BC Subscription Agreement, September 9, 2003 (16)
10.10.BD Debt Conversion Agreement (Keogh) - 09/09/03 (16)
10.10.BE Second Amendment to 8% Sixty-Day Term Note
10.10.BF Debt Conversion Agreement (Keogh) – 10/13/03
10.10.BG Debt Conversion Agreement (Pension) – 10/13/03 – Face Sheet Only
10.10.BH 8% Convertible Term Note – 11/04/03
10.10.BI 8% Convertible Term Note – 11/21/03 – Face Sheet Only
10.10.BJ 8% Convertible Term Note – 12/19/03 – Face Sheet Only
10.10.BK Debt Conversion Agreement (Keogh) – 01/22/04
10.10.BL Debt Conversion Agreement (Pension) – 01/22/04 – Face Sheet Only
10.10.BM Mutual Rescission of Second Deed of Trust and Security Agreement (Keogh) – 01/22/04
10.10.BN Mutual Rescission of Second Deed of Trust and Security Agreement (Pension) – 01/22/04 – Face Sheet Only
10.47.8 License Termination Agreement dated August 14, 1997 (3)

(1) Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.
(2) Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.
(3) Previously filed in connection with Issuer’s Form 10-QSB for the fiscal quarter ended July 31, 1997.
(4) Previously filed in connection with Issuer’s Form 10-KSB for the fiscal year ended October 31, 1998.
(5) Previously filed in connection with Amendment No. 6 to Schedule 13D filed on February 16, 1999 by the Reporting Person.
(6) Previously filed in connection with Amendment No. 8 to Schedule 13D filed on March 15, 2000 by the Reporting Person.
(7) Previously filed in connection with Amendment No. 10 to Schedule 13D filed on February 13, 2001.
(8) Previously filed in connection with Amendment No. 11 to Schedule 13D filed on September 4, 2001.
(9) Previously filed in connection with Issuer’s Form 10-KSB for the fiscal year ended October 31, 2001.
(10) Previously filed in connection with Amendment No. 14 to Schedule 13D filed on April 16, 2002.
(11) Previously filed in connection with Amendment No. 15 to Schedule 13D filed on August 15, 2002.
(12) Previously filed in connection with Amendment No. 16 to Schedule 13D filed on October 23, 2002.
(13) Previously filed in connection with Amendment No. 17 to Schedule 13D filed on November 12, 2002.
(14) Previously filed in connection with Amendment No. 18 to Schedule 13D filed on May 15, 2003.
(15) Previously filed in connection with Amendment No. 19 to Schedule 13D filed on July 24, 2003.
(16) Previously filed in connection with Amendment No. 20 to Schedule 13 filed on September 10, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2004
Date
/S/ ANTHONY M. FRANK
Signature
Anthony M. Frank
Name/Title